FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March 2004

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



              THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                     2003 CONSOLIDATED RESULTS - HIGHLIGHTS

   -Operating profit before provisions up 4.2 per cent to HK$37,341 million
    (HK$35,821 million in 2002).

   -Pre-tax profit up 3.4 per cent to HK$34,797 million (HK$33,661 million in 2002).

   -Attributable profit up 2.5 per cent to HK$25,797 million (HK$25,167 million in 2002).

   -Return on average shareholders' funds of 27.4 per cent (29.2 per cent in 2002).

   -Assets up 15.0 per cent to HK$2,148.7 billion (HK$1,868.7 billion at the end of 2002).

   -Total capital ratio of 12.1 per cent; tier 1 capital ratio of 10.3 per cent (12.7 per cent and 9.8 per cent at 31 December 2002).

   -Cost:income ratio of 39.1 per cent (38.6 per cent for 2002).

Results

Comment by David Eldon, Chairman

Pre-tax profit for 2003 was 3.4 per cent higher at HK$34,797 million, a creditable achievement in a difficult year. A strong treasury performance by our Corporate, Investment Banking and Markets business, a 22.6 per cent increase in other operating income in Personal Financial Services, and continuing development of our insurance businesses in the region, helped offset the impact of low interest rates on the deposit spread.

A major factor in achieving these results has been the restructuring of our businesses over the past five years as the group has increasingly focused on the provision of Personal Financial Services to its wide and varied customer base. In support of this there has been a significant increase in customer-facing staff with, in 2003 alone, an additional 360 such jobs created in Hong Kong. This sharpening of our customer focus has enabled us to develop products best suited to our customer base and the rapidly changing market, such as capital guaranteed and structured products.

This restructuring has enabled the group to grow other operating income over the past five years by 53.5 per cent, with strong growth in income from trade finance, insurance, and unit trust sales.

There has also been a significant increase in the cards business with receivables doubling over the same period. The growth in income arising from these initiatives, coupled with strict cost control, has offset the effect of falling net interest margins on the residential mortgage book, and on deposit spreads. Highlights for the year include:

-Wealth management and insurance income grew by 37.4 per cent and 59.6 per cent in 2003, respectively.

-The group increased sales of new life business by 59.2 per cent in Hong Kong, growing its market share from 13.9 per cent to 18.6 per cent.

-With 3.1 million credit cards in circulation in Hong Kong, the group maintained its position as the number one card issuer in the territory.

-Credit cards in circulation in Asia-Pacific ex-Hong Kong grew by 22.7 per cent over 2002 to 2.9 million.

-There was robust growth in sales to personal customers of unit trusts and of capital guaranteed funds in Hong Kong, which increased by 32.4 per cent to HK$51.1 billion.

-Fee income from the retail securities and stockbroking businesses increased by 61.8 per cent.

-Other operating income in Commercial Banking was HK$506 million or 12.7 per cent higher than the previous year, at HK$4,490 million.

-The contribution from the group's regional treasury activities was 15.4 per cent higher than 2002.

-In 2003, HSBC was the leading name in syndication and other debt issuance in Hong Kong and many other major markets throughout Asia.

2004 has started with encouraging signs of optimism and increased economic activity in Hong Kong, marked by reducing unemployment and rising property prices, particularly in the luxury market. The economy of mainland China continues to perform impressively. However, the international outlook is affected by continuing currency volatilities, while the market for banking services in Hong Kong remains highly competitive. Our established policies of a clear focus on servicing the needs of our customers, strong capital and prudent management will enable us to meet whatever challenges and opportunities the year may bring.



Results by Customer Group


                                              Corporate,
                                              Investment
                      Personal                   Banking
                     Financial   Commercial          and   Private
Figures in HK$m       Services      Banking      Markets   Banking    Other     Total

Year ended 31Dec03

Net interest income     21,106        6,225       12,377        25     (995)   38,738

Dealing profits            492          446        3,299         4     (217)    4,024

Other operating income^ 10,263        4,490        4,787       105   (1,042)   18,603

Operating income        31,861       11,161       20,463       134   (2,254)   61,365

Operating expenses^    (14,254)      (4,437)      (6,328)     (110)   1,105   (24,024)

Operating profit
  before provisions     17,607        6,724       14,135        24   (1,149)   37,341

Provisions for bad
  and doubtful debts    (3,680)         512         (207)        -      (11)   (3,386)

Provision for
  contingent
  liabilities and
  commitments               (1)          (3)         (10)        -      (62)      (76)

Operating profit        13,926        7,233       13,918        24   (1,222)   33,879

Profit on tangible
  fixed assets and
  long-term
  investments               13           36           98         -      866     1,013

Deficit arising
  on property
  revaluation                -            -            -         -     (234)     (234)

Share of profit less
  losses of associated
  companies                 37            -            6         -       96       139

Profit on ordinary
  activities before
  tax                   13,976        7,269       14,022        24     (494)   34,797

Share of pre-tax
  profit                  40.2%        20.9%        40.3%        -     (1.4)%   100.0%

                                              Corporate,
                                              Investment
                      Personal                   Banking
                     Financial   Commercial          and   Private
Figures in HK$m       Services      Banking      Markets   Banking    Other     Total


Year ended 31Dec02

Net interest
  income                21,603        6,610       12,435        23   (1,026)   39,645

Dealing profits            471          379        1,665         3      (37)    2,481

Other operating
  income^                8,368        3,984        4,611       138     (911)   16,190

Operating income        30,442       10,973       18,711       164   (1,974)   58,316

Operating expenses^    (13,464)      (4,275)      (5,875)     (150)   1,269   (22,495)

Operating profit
  before provisions     16,978        6,698       12,836        14     (705)   35,821

Provisions for bad
  and doubtful debts    (3,435)         733          464         -      (13)   (2,251)

Provision for
  contingent
  liabilities
  and commitment            (3)           5          107         -     (109)        -

Operating profit        13,540        7,436       13,407        14     (827)   33,570

Profit on tangible
  fixed assets
  and long-term
  investments               19           47            7         -      304       377

Deficit arising
  on property
  revaluation                -            -            -         -     (371)     (371)

Share of profits
  less losses of
  associated companies      23            -            -         -       62        85

Profit on ordinary
  activities before
  tax                   13,582        7,483       13,414        14     (832)   33,661

Share of pre-tax
  profit                  40.3%        22.2%        39.9%        -     (2.4)%   100.0%


^Other operating income and operating expenses in 'Other' include an adjustment of HK$4,092 million to eliminate intra-group items (2002: HK$3,921 million).

Personal Financial Services reported profit before tax of HK$13,976 million, HK$394 million higher than 2002, which amounted to 40.2 per cent of the group's total pre-tax profits. At constant exchange rates, pre-tax profit increased by HK$375 million, or 2.8 per cent, reflecting strong growth in income from wealth management and the insurance business, notwithstanding the continued pressure on net interest income as a consequence of muted credit demand for mortgage lending in Hong Kong and the impact of lower interest rates.

Net interest income fell by HK$497 million or 2.3 per cent. In Hong Kong, net interest income was HK$1,274 million, or 6.9 per cent, lower than 2002 primarily due to reduced spreads on deposits taken in the low interest rate environment. Mortgage yields in Hong Kong remained under pressure, with average yields on mortgages, excluding Government Home Ownership Scheme ('GHOS') and staff loans, reducing from 150 basis points below the bank's best lending rate ('BLR') in 2002 to 175 basis points below BLR in 2003, although there was some benefit from a lower cost of funds. In the rest of the Asia-Pacific region net interest income increased by HK$777 million to HK$3,945 million, notably in New Zealand following the acquisition of the retail deposit and loan business of AMP Bank Limited, and in Singapore, Australia, Korea and India driven mainly by increased mortgages. Mortgage lending in the rest of the Asia-Pacific region grew by HK$23.1 billion, or 50.1 per cent, at constant exchange rates. In Indonesia growth of the credit card business led to higher net interest income.

Other operating income increased by HK$1,895 million, or 22.6 per cent, compared with 2002. Income from wealth management initiatives, which includes income from fees and commissions on sales of unit trusts, funds under management and securities transactions executed for personal customers, grew by 37.4 per cent to HK$3.5 billion. This was achieved by robust growth in sales of unit trusts and of capital guaranteed funds in Hong Kong which increased by HK$12.5 billion, or 32.4 per cent, to HK$51.1 billion. The number of funds under the Hang Seng Investment Series launched by Hang Seng Bank rose from 60 to 90 in 2003. HSBC has continued to expand its wealth management initiatives and a number of structured deposit products were launched to provide tailored solutions to retail customers in the low interest rate environment prevailing across much of the region. Fee income from the retail securities and stockbroking businesses increased compared with 2002, reflecting an increased market share in Hong Kong equities for the group in 2003, and higher securities turnover in the stock market in Hong Kong in the second half of 2003.

Fee income from credit cards was in line with 2002, notwithstanding fierce market competition, as the group maintained its position as the number one card issuer in Hong Kong with 3.1 million cards in circulation at the end of 2003, an increase of 8.7 per cent over 2002. In the rest of the Asia-Pacific region cards in issue were 545,000 higher at 2.9 million. The group's market share of credit card receivables in Hong Kong increased by 4.7 per cent during the last 12 months.

During the year, the group continued to place significant emphasis upon the growth and development of its insurance business around the region. The group increased sales of regular premium individual life insurance by 59.2 per cent, growing its market share from 13.9 per cent to 18.6 per cent. Income from the insurance business, including the Mandatory Provident Fund business, grew by
59.6 per cent, or HK$1,044 million, reflecting strong growth in the level of new individual life business written. The acquisition of Keppel Insurance, which was renamed HSBC Insurance (Singapore), contributed HK$106 million of insurance income in Personal Financial Services in 2003.

Operating expenses rose by HK$790 million, or 5.9 per cent, to HK$14,254 million. At constant exchange rates, operating expenses increased by HK$544 million, or 4.0 per cent, over 2002. Headcount increased in the rest of the Asia-Pacific region primarily to support business expansion and branch openings, and also reflecting the acquisition of HSBC Insurance (Singapore) during 2003. Six new branches were opened during 2003 in the rest of the Asia-Pacific region outside Hong Kong.

Advertising and marketing expenses were higher in 2003 mainly in Hang Seng Bank and the bank in Hong Kong. Operating expenses in 2003 included provisions for restructuring costs amounting to HK$266 million.

The charge for provisions for bad and doubtful debts increased by HK$245 million to HK$3,680 million in 2003 mainly due to a small charge for general provisions compared with a net release in 2002. The charge for specific provisions for bad and doubtful debts increased by HK$48 million over 2002, driven by growth in advances and higher provisions against mortgage lending. Provisions against unsecured lending, including credit cards in Hong Kong, reduced in line with lower personal bankruptcy filings and improved economic conditions. Delinquency rates for both mortgages and credit cards in the bank in Hong Kong and Hang Seng Bank improved in 2003. In the rest of the Asia-Pacific region, provisions for bad and doubtful debts against personal lending increased in Singapore, India, Korea and Australia in line with growth in advances. The charge for specific provisions for bad and doubtful debts as a percentage of gross advances declined from 1.06 per cent in 2002 to 0.98 per cent in 2003.

Commercial Banking reported profit before tax of HK$7,269 million, a fall of 2.9 per cent compared with 2002.

Net interest income declined by 5.8 per cent largely due to lower recoveries of suspended interest in the bank in Hong Kong, and the effect of lower spreads on deposits. The loan book grew by HK$22.7 billion, or 17.3 per cent, at constant exchange rates during the year despite the impact of SARS and the war in Iraq, although spreads narrowed reflecting limited local investment and market pressure as banks competed for quality business. The business benefited from the record trade flows between mainland China and the rest of the world, especially the US. This was particularly evidenced in the manufacturing and transportation sectors that benefited from the low-cost manufacturing base in mainland China and strong consumer demand in the US. This demand translated into strong demand for factory and machinery loans, and loans for logistics infrastructure and transportation equipment, providing working capital and trade finance opportunities for the bank. The acquisition in July 2002 of a trade finance portfolio from State Street Bank helped to drive growth in net interest income in Australia.

Other operating income at HK$4,490 million was HK$506 million, or 12.7 per cent, higher than 2002 with increased income from cash management and trade services in the bank in Hong Kong, and increased fee income in Australia resulting from business growth. The group maintained its position as the leading trade services bank in Hong Kong in 2003 and achieved strong growth in market share. Additionally, the group's Business Internet Banking service had the largest online business banking market share in Hong Kong with over 31,000 registered users. In addition, Hang Seng Bank had some 13,000 business e-Banking customers at the end of 2003. Income from insurance business increased by 47.2 per cent reflecting higher general insurance income in Hong Kong and the acquisition of HSBC Insurance (Singapore).

Operating expenses rose by HK$162 million or 3.8 per cent. Operating expenses in 2003 include restructuring costs of HK$117 million, principally in India and Singapore, and HK$23 million following the acquisition of HSBC Insurance (Singapore).

The net release of provisions for bad and doubtful debts in 2003 was HK$221 million lower than 2002 mainly due to a small charge for general provisions compared with a net release in 2002. This was partly offset by higher net releases of specific provisions in Hang Seng Bank and the bank in Bahrain and Indonesia. The bank in Hong Kong continued to record a net release of provisions although to a lesser extent than in 2002.

Corporate, Investment Banking and Markets reported profit before tax of HK$14,022 million, 4.5 per cent higher than 2002. A strong treasury performance was partly offset by a net charge for bad and doubtful debts, compared with a net recovery in 2002.

Net interest income at HK$12,377 million was in line with 2002 despite high levels of liquidity and subdued loan demand, especially in Hong Kong, that continued to put pressure on spreads. This result was achieved by a strong treasury performance through a combination of well considered position-taking and close management of short-term inventory in government bills and interbank loans to enhance earnings and yields. While net interest income from the payments, cash management and custody businesses was subdued due to the low interest rate environment, volumes and fees remained healthy.

Dealing profits at HK$3,299 million were HK$1,634 million higher than 2002. Profits from interest rate derivatives trading rose sharply on the back of the increased activity by both corporate and retail clients. In addition, successful positioning, particularly in the first half of the year, contributed to the increase.

Income from debt securities trading increased strongly with net interest income remaining stable while dealing losses declined by more than HK$600 million. There was no repeat of losses caused by credit spread widening as a result of various corporate scandals in 2002. The first half performance was particularly impressive with income exceeding that for the whole of the previous year, with the bank well positioned to take advantage of movements in interest rate. Foreign exchange profits rose compared with 2002, with a significant increase in corporate sales during the year. Trading profits were generated as the bank benefited from US dollar volatility, and the general weakening of the US dollar during the year. This was, however, partly offset by the impact of the strengthening of the Hong Kong dollar against the US dollar in late September.

Operating expenses increased by HK$453 million, or 7.7 per cent, to HK$6,328 million. Higher staff costs were mainly attributable to higher performance-related staff costs in the bank in Hong Kong in line with the strong treasury performance in 2003, and HK$159 million of provisions made in respect of restructuring costs.

The charge for bad and doubtful debts of HK$207 million compared with a net release of provisions of HK$464 million in 2002. This was primarily due to provisioning on two corporate accounts in Hong Kong.

Other includes income and expenses relating to staff housing loans, certain property activities, and investment and other activities that are not allocated to other customer groups. 2003 benefited from higher gains on long-term investments, and a lower deficit arising on the revaluation of property as compared with 2002, although these were partly offset by revaluation losses as a result of the strengthening of the Hong Kong dollar against the US dollar in late September.


Consolidated Profit and Loss Account


                                             Year ended    Year ended
                                                31Dec03       31Dec02
Figures in HK$m                                              restated^

Interest income                                  55,770        59,194
Interest expense                                (17,032)      (19,549)
Net interest income                              38,738        39,645
Other operating income                           22,627        18,671
Operating income                                 61,365        58,316
Operating expenses                              (24,024)      (22,495)
Operating profit before provisions               37,341        35,821
Provisions for bad and doubtful debts            (3,386)       (2,251)
Provisions for contingent liabilities
  and commitments                                   (76)            -
Operating profit                                 33,879        33,570
Profit on tangible fixed assets and
  long-term investments                           1,013           377
Deficit arising on property revaluation            (234)         (371)
Share of profits less losses of
  associated companies                              139            85
Profit on ordinary activities before tax         34,797        33,661
Tax on profit on ordinary activities             (5,387)       (4,734)

Profit on ordinary activities after tax          29,410        28,927
Minority interests                               (3,613)       (3,760)
Profit attributable to shareholders              25,797        25,167

Retained profits brought forward                 28,579        20,556
Change of accounting policy in respect of
  deferred tax                                    1,191         1,826
Transfer to revaluation reserves                   (818)         (250)
As restated                                      28,952        22,132
Exchange and other adjustments                    1,089           637
Transfer of depreciation to premises
  revaluation reserve                               240           277
Transfer to premises revaluation reserves          (273)         (568)
Realisation on disposal of premises and
  investment properties                             233           109
Ordinary dividends paid in respect of
  the current year                               (8,650)      (14,000)
Ordinary dividends proposed                      (8,450)       (3,500)
Preference dividends payable                     (1,174)       (1,302)
                                                (18,274)      (18,802)
Retained profits carried forward                 37,764        28,952

^Certain figures for 2002 have been restated to reflect the adoption of Hong
 Kong Statement of Standard Accounting Practice 12 (revised) on 'Income taxes'
 (SSAP 12), details of which are set out in note 27.

Extract from the Consolidated Balance Sheet

                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated^

Assets
Cash and short-term funds                         359,137      322,305
Placings with banks maturing after one month      113,322       90,886
Certificates of deposit                            56,893       53,290
Hong Kong SAR Government certificates
  of indebtedness                                  85,294       73,654
Securities held for dealing purposes               82,239       87,468
Long-term investments                             399,642      350,166
Advances to customers                             815,004      721,775
Amounts due from fellow subsidiary
  companies                                        57,389       22,087
Investments in associated companies                 1,564        1,499
Tangible fixed assets                              34,875       37,988
Other assets                                      143,382      107,582
                                                2,148,741    1,868,700

Liabilities
Hong Kong SAR currency notes in circulation        85,294       73,654
Current, savings and other deposit accounts     1,669,704    1,473,539
Deposits by banks                                  68,111       45,545
Amounts due to fellow subsidiary companies         11,328       11,052
Amounts due to ultimate holding company               375          441
Other liabilities                                 175,071      137,983
                                                2,009,883    1,742,214

Capital resources
Loan capital from ultimate holding company              -        2,924
Other loan capital                                 12,855       15,368
Minority interests                                 15,991       17,060
Share capital                                      51,603       44,940
Reserves                                           49,959       42,694
Proposed dividends                                  8,450        3,500
Shareholders' funds                               110,012       91,134
                                                  138,858      126,486
                                                2,148,741    1,868,700

^Certain figures for 2002 have been restated to reflect the adoption of SSAP 12, details of which are set out in note 27.

Consolidated Statement of Changes in Equity
                                               Year ended   Year ended
                                                  31Dec03      31Dec02
Figures in HK$m                                               restated^

Shareholders' funds at beginning of the year       92,444       83,705

Change of accounting policy in respect of
  deferred tax                                     (1,310)        (994)

As restated                                        91,134       82,711

Profit for the year attributable to
  shareholders                                     25,797       25,167

Unrealised deficit on revaluation of premises      (1,145)      (1,166)

Unrealised deficit on revaluation of
  investment properties                              (252)        (183)

Long-term equity investments
  revaluation reserve
- Surplus/(deficit) on revaluation                    410         (613)
- Realisation on disposal                            (505)        (264)

New non-cumulative irredeemable
  preference shares issued                          6,808            -

Dividends                                         (13,324)     (15,302)

Exchange and other movements                        1,089          784

Shareholders' funds at end of the year            110,012       91,134

^Certain figures for 2002 have been restated to reflect the adoption of SSAP 12, details of which are set out in note 27.

Consolidated Cash Flow Statement

Figures in HK$m                                        2003       2002

Operating activities
Cash generated from operations                       76,379     38,255
Interest received from long-term investments         12,496     11,826
Dividends received from long-term investments           216        209
Dividends received from associated companies             58        108
Interest paid on loan capital                          (835)      (918)
Dividends paid to minority interests                 (4,634)    (3,549)
Ordinary dividends paid                             (12,150)   (14,000)
Preference dividends paid                            (1,140)    (1,438)
Taxation paid                                        (3,619)    (3,018)

Net cash inflow from operating activities            66,771     27,475

Investing activities
Purchase of long-term investments                  (323,578)  (311,021)
Proceeds from sale or redemption of
  long-term investments                             299,295    229,460
Purchase of tangible fixed assets                    (1,220)    (1,294)
Proceeds from sale of tangible fixed assets             443        216
Net cash outflow in respect of acquisition
  of and increased shareholding in
  subsidiary companies                                 (795)      (176)
Purchase of business                                 (7,787)       (60)
Purchase of interest in associated company             (122)         -
Proceeds from sale of interest in
  associated company                                      2          1

Net cash outflow from investing activities          (33,762)   (82,874)

Net cash inflow/(outflow) before financing           33,009    (55,399)

Financing
Issue of non-cumulative irredeemable preference
  share capital                                       6,808          -
Repayment of loan capital                            (5,925)         -
Issue of loan capital                                     -        308

Net cash inflow from financing                          883        308

Increase/(decrease) in cash and cash equivalents     33,892    (55,091)

Additional Information

1. Net interest income
                                           Year ended       Year ended
Figures in HK$m                               31Dec03          31Dec02

Net interest income                            38,738           39,645
Average interest-earning assets             1,726,614        1,561,932
Net interest spread                              2.14%            2.42%
Net interest margin                              2.24%            2.54%


Net interest income of HK$38,738 million was HK$907 million, or 2.3 per cent, lower than 2002.

Net interest income from the Personal Financial Services business fell by HK$497 million, or 2.3 per cent, primarily due to reduced spreads on deposits taken in the low interest rate environment in Hong Kong. This was partly offset by strong growth in net interest income in New Zealand following the acquisition of the retail deposit and loan business of AMP Bank Limited, and in Singapore, Australia, Korea and India driven mainly by increased mortgages. In Indonesia growth of the credit card business led to higher net interest income. Net interest income from the Commercial Banking business was HK$385 million, or 5.8 per cent, lower than last year mainly due to reduced recoveries of suspended interest in the bank in Hong Kong and the effect of lower spreads on deposits. Net interest income from Corporate, Investment Banking and Markets held up well relative to last year despite reduced corporate lending spreads, which remained under pressure, and subdued loan demand in Hong Kong. This was achieved through a combination of well-considered position taking and close management of short-term funds in government bills and interbank loans.

Average interest-earning assets increased by HK$164.7 billion, or 10.5 per cent, to HK$1,726.6 billion. Average debt securities for the group increased by HK$85.1 billion, or 16.5 per cent, compared with 2002, reflecting the deployment of increased customer deposits which grew by HK$142.9 billion, or 10.2 per cent, over the year. In Hang Seng Bank, holdings of debt securities increased by HK$45.0 billion reflecting the deployment of funds from interbank placings into higher yielding debt securities in the lower interest rate environment. In addition, there were increases in debt securities in Australia, Hong Kong, Japan, Taiwan, Korea and India. Average advances to customers grew by HK$70.3 billion, or 10.1 per cent with increases in the bank in Hong Kong mainly in the stock borrowing business, and in Australia, New Zealand, Singapore, Korea and Japan. Average intragroup balances were HK$28.0 billion higher than 2002 principally due to an increase in lending to other Group entities by the bank in Hong Kong. Partly offsetting these was a reduction in average loans to banks in Hang Seng Bank reflecting the redeployment of funds from lower yielding interbank placements to debt securities, although there was an increase in the bank in Hong Kong as a result of an increased commercial surplus.

The group's net interest margin of 2.24 per cent for 2003 was 30 basis points lower than 2002. Spread narrowed by 28 basis points compared with 2002 and the contribution from net free funds was two basis points lower.

For the banking operations in Hong Kong (excluding Hang Seng Bank), net interest margin reduced by 34 basis points to 2.13 per cent for 2003. Spread narrowed by 33 basis points mainly due to lower spreads on deposits, which accounted for a reduction of 20 basis points, and spread from treasury narrowed accounting for a further four basis points. Higher suspended interest, net of recoveries, caused a reduction of two basis points in spread, while lower mortgage yields reduced spread by three basis points. Average yield on the residential mortgage portfolio, excluding GHOS and staff loans, in the bank in Hong Kong reduced to 174 basis points below BLR in 2003 compared with 151 basis points below BLR in 2002. Cash incentive payments on new mortgage loans of HK$115 million were written off against interest income in 2003 compared with HK$208 million in 2002. The contribution from net free funds fell by one basis point compared with the same period last year.

In Hang Seng Bank, net interest margin narrowed by 18 basis points to 2.28 per cent with a reduction of 15 basis points in spread due to a reduction of six basis points as a result of lower average mortgage portfolio yields, and a decline in spreads on time deposits and interbank placings which together accounted for a fall of 14 basis points compared with 2002. This was partly offset by the favourable impact of an increase in lower cost savings and current accounts which accounted for an improvement of five basis points. Average yield on the residential mortgage portfolio, excluding GHOS loans and staff loans, in Hang Seng Bank was 177 basis points below BLR in 2003 compared with 149 basis points below BLR in the same period last year. Cash incentive payments on new mortgage loans of HK$130 million have been written off against interest income in 2003 compared with HK$105 million in 2002. The contribution from net free funds was three basis points lower than 2002.

In the rest of the Asia-Pacific region, net interest margin at 2.02 per cent for 2003 was 18 basis points lower than 2002. Spread reduced by 13 basis points to
1.87 per cent for 2003 with reductions in several countries, including Taiwan due to narrower spreads on deposits and lower yields on mortgage loans as a result of market competition, and Singapore and the Philippines mainly due to the maturity of high yielding treasury assets. These were partly offset by higher spreads in Indonesia, mainly from treasury and credit cards and lower suspended interest, and in India from treasury and strong growth in retail assets. The contribution from net free funds was five basis points lower.


2. Other operating income



Figures in HK$m                                       2003       2002

Dividend income
- Listed investments                                   152        180
- Unlisted investments                                 100         34
                                                       252        214
Fees and commissions
- Account services                                   1,162      1,206
- Credit facilities                                  1,295      1,403
- Import/export                                      2,373      2,226
- Remittances                                          957        915
- Securities/stockbroking                            2,086      1,551
- Cards                                              3,090      3,137
- Insurance                                            172        165
- Unit trusts/funds under management                 2,814      2,339
- Other                                              2,306      1,930
Fees and commissions receivable                     16,255     14,872
Fees and commissions payable                        (2,617)    (2,402)
                                                    13,638     12,470
Dealing profits                                      4,024      2,481
Rental income from investment properties               220        239
Other insurance income                               3,275      2,110
Other                                                1,218      1,157
                                                    22,627     18,671



Analysis of income from dealing in financial instruments


                                2003                          2002

                              Dividend                     Dividend
                               and net                      and net
                    Dealing   interest           Dealing   interest
Figures in HK$m     profits     income   Total   profits     income   Total

Foreign exchange      3,096        174   3,270     2,942        130   3,072
Interest rate
  derivatives         1,248       (282)    966       553        (67)    486
Debt securities        (404)     1,526   1,122    (1,007)     1,469     462
Equities and other
  trading                84         (2)     82        (7)         1      (6)
                      4,024      1,416   5,440     2,481      1,533   4,014


Other operating income was HK$3,956 million, or 21.2 per cent, higher than 2002. At constant exchange rates, other operating income increased by HK$3,651 million, or 19.6 per cent, compared with 2002. A strong treasury performance by the Corporate, Investment Banking and Markets business led to an increase of HK$1,543 million in dealing profits. Income from wealth management initiatives together with insurance income from the Personal Financial Services business grew by HK$1,995 million, or 46.4 per cent. This reflected strong growth in sales of unit trusts and of capital guaranteed funds in Hong Kong, fee income from the securities and stockbroking business in the second half of 2003 and in the level of new individual life business written. The acquisition of HSBC Insurance (Singapore) in 2003 also contributed to increased income.


3. Operating expenses


Figures in HK$m                                       2003        2002

Staff costs
- Salaries and other costs                          12,605      11,694
- Retirement benefit costs                             979         846
                                                    13,584      12,540

Premises and equipment
- Depreciation                                       2,032       2,058
- Rental expenses                                    1,129       1,070
- Other premises and equipment expenses              1,616       1,600
                                                     4,777       4,728

Other                                                5,663       5,227
                                                    24,024      22,495

Staff numbers by region^
                                                At 31Dec03   At 31Dec02

Hong Kong                                           22,720       22,949

Rest of Asia-Pacific                                18,679       17,720

Americas/Europe                                         16           18

Total                                               41,415       40,687


^Full-time equivalent

Operating expenses increased by HK$1,529 million, or 6.8 per cent, compared with 2002. At constant exchange rates, operating expenses rose by HK$1,067 million, or 4.7 per cent, with increased operating expenses due to branch openings and business expansion. Six new branches were opened during the year in the rest of the Asia-Pacific region, outside Hong Kong. The acquisitions of HSBC Insurance (Singapore) and of HSBC Institutional Fund Service Korea in 2003, and the transfer of the securities branch in Korea from another part of the HSBC Group in late 2002, added HK$153 million in operating expenses. 2003 included restructuring costs of HK$563 million, principally in India, Singapore and Hong Kong, and higher performance-related staff costs mainly in the bank in Hong Kong in line with the strong treasury performance. During 2003, the group continued to migrate certain support related functions to its service centres in Guangzhou and Shanghai. The recurrent annual cost saving for the on-going initiatives are estimated to be in excess of HK$350 million. Other operating expenses were higher than 2002 mainly due to increased marketing expenses for the Personal Financial Service business, in line with increased credit card spending by customers.


4. Provisions for bad and doubtful debts


Figures in HK$m                                       2003         2002

Net charge/(release) for bad and doubtful debts

Advances to customers
- Specific provisions
  New provisions                                     7,001        6,081
  Releases                                          (2,771)      (2,734)
  Recoveries                                          (684)        (377)
                                                     3,546        2,970
- General provisions                                  (160)        (719)

Net charge to profit and loss account                3,386        2,251


The net charge for bad and doubtful debts increased by HK$1,135 million. The net charge for specific provisions increased by HK$576 million, principally due to provisioning on two corporate accounts in Hong Kong. These were partly offset by corporate recoveries in New Zealand and Bahrain. The net charge for specific provisions in Personal Financial Services was broadly in line with 2002, with higher provisions against mortgage lending largely offset by a reduced charge for unsecured lending including credit cards in Hong Kong. The net release of general provisions was HK$559 million lower than 2002.


5. Profit on tangible fixed assets and long-term investments


Figures in HK$m                                       2003         2002

Loss on disposal of tangible fixed assets              (84)         (37)

Profit on disposal of long-term investments            860          494

Provision for impairment of long-term investments      237          (80)
                                                     1,013          377


The loss on disposal of tangible fixed assets in 2003 mainly related to a loss incurred on disposal of a property in Singapore as the group in Singapore consolidated its activities and disposed of surplus properties.

The higher profit on disposal of long-term investments compared with 2002 was mainly due to profits on disposal of equity investments.

2003 profit benefited from a partial write-back of provisions against an equity investment.


6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:


                                                      2003         2002
Figures in HK$m                                                restated

Hong Kong profits tax                                3,603        3,110
Overseas taxation                                    1,802        1,105
Deferred taxation                                      (30)         485
                                                     5,375        4,700

Share of associated companies' taxation                 12           34
                                                     5,387        4,734


The effective rate of tax for 2003 was 15.5 per cent compared with 14.1 per cent in 2002 largely due to additional tax provisions raised in the bank in Hong Kong and Hang Seng Bank following an increase in the Hong Kong profits tax rate.


7. Dividends


                                           2003                 2002
                                       HK$     HK$m         HK$     HK$m
                                 per share            per share

Equity
  Ordinary dividends
  - Paid                              1.33    8,650        2.15   14,000
  - Proposed                          1.30    8,450        0.54    3,500
                                      2.63   17,100        2.69   17,500

Non-equity
  Preference dividends payable
  - Cumulative redeemable
    preference shares                  198       99         230      115
  - Non-cumulative
    irredeemable preference shares    0.24    1,075        0.32    1,187
                                             18,274               18,802



8. Advances to customers


Figures in HK$m                                At 31Dec03   At 31Dec02

Gross advances to customers                       829,415      738,988
Suspended interest                                 (1,141)      (1,475)
                                                  828,274      737,513

Specific provisions                                (9,132)     (11,500)
General provisions                                 (4,138)      (4,238)
Total provisions                                  (13,270)     (15,738)
Net advances to customers                         815,004      721,775

Provisions as a percentage of gross advances
  to customers^
Specific provisions                                  1.10%        1.56%
General provisions                                   0.50%        0.57%
Total provisions                                     1.60%        2.13%


^Gross advances to customers are stated after deduction of interest in suspense.


9. Provisions for bad and doubtful debts against advances to customers


                                                             Suspended
Figures in HK$m                Specific   General    Total    interest

At 1Jan03                        11,500     4,238   15,738       2,494
Amounts written off              (6,867)        -   (6,867)       (947)
Recoveries of advances written
  off in previous years             684         -      684           -
Net charge/(release) to profit
  and loss account (Note 4)       3,546      (160)   3,386           -
Interest suspended during the
  year                                -         -        -       1,043
Suspended interest recovered          -         -        -        (640)
Exchange and other adjustments      269        60      329          57

At 31Dec03                        9,132     4,138   13,270       2,007


Suspended interest above comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.


10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.



                                                    Rest of    Americas/
Figures in HK$m                    Hong Kong   Asia-Pacific      Europe       Total

Year ended 31Dec03

Bad and doubtful debt
  charge/(release)                     3,098            321         (33)      3,386

At 31Dec03


Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense         11,675          5,306           -      16,981
- accrual has ceased                   1,301            971           5       2,277
Gross non-performing advances^        12,976          6,277           5      19,258

Specific provisions                   (4,885)        (4,242)         (5)     (9,132)
                                       8,091          2,035           -      10,126

Specific provisions as a percentage
  of gross non-performing advances      37.6%          67.6%      100.0%       47.4%

Gross non-performing advances as a
  percentage of gross advances to
  customers^^                            2.3%           2.4%       41.7%        2.3%

                                                    Rest of    Americas/
Figures in HK$m                    Hong Kong   Asia-Pacific      Europe       Total

Year ended 31Dec02

Bad and doubtful debt charge           1,921            330           -       2,251

At 31Dec02

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense         11,381          7,321           -      18,702
- accrual has ceased                   2,062          1,940           4       4,006
Gross non-performing advances^        13,443          9,261           4      22,708

Specific provisions                   (5,367)        (6,129)         (4)    (11,500)
                                       8,076          3,132           -      11,208

Specific provisions as a percentage
  of gross non-performing advances      39.9%          66.2%      100.0%       50.6%

Gross non-performing advances as a
  percentage of gross advances to
  customers^^                            2.5%           4.7%        0.6%        3.1%


Non-performing advances fell by HK$3,450 million, or 15.2 per cent, to HK$19,258 million at 31 December 2003. In Hong Kong, there was a reduction in Hang Seng Bank due to a combination of upgrades and recoveries. In the rest of the Asia-Pacific region, non-performing advances fell by HK$2,984 million with reductions in a number of countries, notably in New Zealand due to a repayment of a corporate loan, and in Indonesia and Singapore due to a combination of upgrades, write-offs and recoveries relating to commercial banking customers.

^Gross non-performing advances to customers are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.


11. Overdue advances to customers


                                          Rest of   Americas/
Figures in HK$m          Hong Kong   Asia-Pacific      Europe    Total

At 31Dec03

Gross advances to
  customers which have
  been overdue with
  respect to either
  principal or interest
  or periods of^

- six months or less but
  over three months          2,334            866           -    3,200

- one year or less but
  over six months            1,428            867           -    2,295

- over one year              3,133          2,376           -    5,509
                             6,895          4,109           -   11,004

Overdue advances to
  customers as a
  percentage of gross
  advances to
  customers^^

- six months or less but
  over three months            0.4%           0.3%          -      0.4%

- one year or less but
  over six months              0.2%           0.3%          -      0.3%

- over one year                0.6%           0.9%          -      0.6%
                               1.2%           1.5%          -      1.3%

Overdue advances to
  customers (as above)       6,895          4,109           -   11,004

Less: overdue advances
  on which interest
  is still being accrued    (1,593)          (247)          -   (1,840)

Add: advances overdue for
  periods of three months
  or less, or which are
  not yet overdue, and
  on which interest has
  been placed in
  suspense:
  - included in rescheduled
    advances                 4,043            692           5    4,740
  - other                    3,631          1,723           -    5,354

Gross non-performing
  advances (Note 10)        12,976          6,277           5   19,258

                                          Rest of   Americas/
Figures in HK$m          Hong Kong   Asia-Pacific      Europe    Total

At 31Dec02

Gross advances to
  customers which have
  been overdue with
  respect to either
  principal or interest
  for periods of^

- six months or less but
  over three months          1,896            680           -    2,576

- one year or less but
  over six months            1,847          1,018           -    2,865

- over one year              5,376          4,011           -    9,387
                             9,119          5,709           -   14,828

Overdue advances to
  customers as a
  percentage of gross
  advances to
  customers^^

- six months or less but
  over three months            0.4%           0.4%          -      0.3%

- one year or less but
  over six months              0.3%           0.5%          -      0.4%

- over one year                1.0%           2.0%          -      1.3%
                               1.7%           2.9%          -      2.0%

Overdue advances to
  customers (as above)       9,119          5,709           -   14,828

Less: overdue advances
  on which interest is
  still being accrued       (1,509)          (220)          -   (1,729)

Add: advances overdue for
  periods of three months
  or less, or which are
  not yet overdue, and on
  which interest has been
  placed in suspense:
  - included in rescheduled
    advances                 4,533          1,121           4    5,658
  - other                    1,300          2,651           -    3,951

Gross non-performing
  advances (Note 10)        13,443          9,261           4   22,708

^Gross overdue advances to customers are stated after deduction of interest in suspense.
^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

12. Rescheduled advances to customers

                                            Rest of  Americas/
Figures in HK$m            Hong Kong   Asia-Pacific     Europe   Total

At 31Dec03

Rescheduled advances to
  customers^                   7,520            829          5   8,354

Rescheduled advances to
  customers as a
  percentage of gross
  advances to
  customers^^                    1.3%           0.3%      41.7%    1.0%

At 31Dec02

Rescheduled advances to
  customers^                   6,496          1,373          4   7,873

Rescheduled advances to
  customers as a
  percentage of gross
  advances to
  customers^^                    1.2%           0.7%       0.6%    1.1%


Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

Rescheduled advances to customers increased in Hong Kong mainly due to the debt restructuring of certain corporate customers in Hang Seng Bank.

^Rescheduled advances are stated after deduction of interest in suspense.

^^Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.


                                          Rest of  Americas/
Figures in HK$m          Hong Kong   Asia-Pacific     Europe     Total

At 31Dec03

Residential mortgages      183,031         79,104          -   262,135

Hong Kong SAR
  Government's Home
  Ownership Scheme and
  Private Sector
  Participation Scheme and
  Tenants Purchase Scheme
  mortgages                 48,830              -          -    48,830

Other personal              40,679         29,490          7    70,176
Total personal             272,540        108,594          7   381,141

Commercial, industrial
  and international
  trade                     85,132         79,927          -   165,059

Commercial real estate      66,362         21,899          5    88,266

Other property-related
  lending                   39,401         11,849          -    51,250

Government                   7,193          4,976          -    12,169

Other commercial            52,426         29,149          -    81,575
Total corporate and
  commercial               250,514        147,800          5   398,319

Non-bank financial
  institutions              38,206          7,818          -    46,024

Settlement accounts          3,564            367          -     3,931
Total financial             41,770          8,185          -    49,955

Gross advances to
  customers                564,824        264,579         12   829,415

Suspended interest            (603)          (538)         -    (1,141)

Gross advances to
  customers net of
  suspended interest       564,221        264,041         12   828,274

Provisions for bad and
  doubtful debts            (8,144)        (5,121)        (5)  (13,270)

Net advances to
  customers                556,077        258,920          7   815,004

                                          Rest of   Americas/
Figures in HK$m          Hong Kong   Asia-Pacific      Europe     Total

At 31Dec02

Residential mortgages      185,439         46,017           -   231,456

Hong Kong SAR
  Government's Home
  Ownership Scheme and
  Private Sector
  Participation Scheme
  and Tenants
  Purchase Scheme
  mortgages                 56,576              -           -    56,576

Other personal              41,448         21,643          11    63,102
Total personal             283,463         67,660          11   351,134

Commercial, industrial
  and international
  trade                     79,330         64,504         664   144,498

Commercial real estate      65,009         18,290           4    83,303

Other property-related
  lending                   37,468          6,074           -    43,542

Government                   5,610          3,963           -     9,573
Other commercial            51,560         31,306           -    82,866
Total corporate and
  commercial               238,977        124,137         668   363,782

Non-bank financial
  institutions              16,027          5,626           -    21,653

Settlement accounts          1,838            581           -     2,419
Total financial             17,865          6,207           -    24,072

Gross advances to
  customers                540,305        198,004         679   738,988

Suspended interest            (904)          (571)          -    (1,475)

Gross advances to
  customers net of
  suspended interest       539,401        197,433         679   737,513

Provisions for bad and
  doubtful debts            (8,882)        (6,852)         (4)  (15,738)

Net advances to
  customers                530,519        190,581         675   721,775


Advances to customers increased by HK$93.2 billion, or 12.9 per cent, since December 2002. At constant exchange rates, advances to customers grew by HK$70.0 billion or 9.7 per cent.

Advances in Hong Kong grew by HK$25.6 billion, or 4.8 per cent, since the end of 2002 against a background of continued subdued loan demand and fierce market competition. In the bank in Hong Kong, advances to customers grew by HK$20.5 billion, or 6.7 per cent during 2003, with increases in lending relating to stock borrowing, other property-related lending and trade finance. Advances in Hang Seng Bank grew by HK$4.9 billion, or 2.2 per cent, since December 2002 with an increase in corporate and commercial loans mainly in lending to financial concerns and public sector entities engaged in financing activities. There was a reduction in personal lending in both Hang Seng Bank and the bank in Hong Kong, principally due to the continued decline in lending under the GHOS, which remained suspended during 2003.

In the rest of the Asia-Pacific region, net advances to customers increased by HK$68.3 billion, or 35.9 per cent, since the end of 2002. At constant exchange rates the increase was HK$45.1 billion or 23.7 per cent. Excluding the effect of the weaker Hong Kong dollar, there has been an increase of HK$30.3 billion, or
45.3 per cent, since December 2002 in personal lending as a result of the growth in the Personal Financial Services business in a number of countries. The mortgage portfolio, in particular, has grown by HK$23.1 billion, or 50.1 per cent, at constant exchange rates, with a marked increase in the bank in New Zealand reflecting the acquisition of a HK$8.4 billion mortgage portfolio from AMP Bank. Mortgage lending also increased in the bank in Korea, Singapore, India and HSBC Bank Australia. Card lending has increased by 22.7 per cent at constant exchange rates since the end of 2002 with increases in HSBC Bank Australia, and in the bank in Taiwan, Thailand and Indonesia. Lending to commercial banking customers rose 16.6 per cent, at constant exchange rates, compared with the end of 2002 with increases in the bank in China and HSBC Bank Australia. Lending relating to the Corporate, Investment Banking and Markets business rose by 9.7 per cent mainly due to increased corporate lending in the bank in China.


14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer


Figures in                               Rest of   Americas/
HK$m                    Hong Kong   Asia-Pacific      Europe   Others     Total

At 31Dec03

Gross advances to
  customers, net
  of suspended
  interest                499,432        260,108      64,116    4,618   828,274
Overdue advances to
  customers                 6,679          3,958         366        1    11,004
Non-performing
  advances to
  customers                11,527          6,267       1,462        2    19,258

At 31Dec02

Gross advances
  to customers,
  net of suspended
  interest                497,925        178,002      58,405    3,181   737,513
Overdue advances to
  customers                 8,497          5,749         575        7    14,828
Non-performing
  advances to
  customers                11,777          8,961       1,952       18    22,708


15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.


Figures in HK$m                                At 31Dec03   At 31Dec02

Gross advances to customers for use in Hong
Kong

Industrial, commercial and financial
Property development                               37,873       42,845
Property investment                                74,938       69,499
Financial concerns                                 16,218        9,813
Stockbrokers                                          612          693
Wholesale and retail trade                         26,689       25,602
Manufacturing                                      10,498        8,622
Transport and transport equipment                  31,482       30,810
Others                                             39,641       43,042
                                                  237,951      230,926

Figures in HK$m                                At 31Dec03   At 31Dec02

Individuals
Advances for the purchase of flats under the
  Hong Kong SAR Government's Home Ownership
  Scheme and Private Sector Participation and
  Tenants Purchase Scheme                          48,830       56,576
Advances for the purchase of other
  residential properties                          168,841      169,836
Credit card advances                               20,747       19,696
Others                                             17,689       20,700
                                                  256,107      266,808

Gross advances to customers for use in Hong
  Kong                                            494,058      497,734

Trade finance                                      38,086       35,096

Gross advances to customers for use outside
  Hong Kong made by branches of the bank
  and subsidiary companies in Hong Kong            32,077        6,571

Gross advances to customers made by branches
  of the bank and subsidiary companies in Hong
  Kong                                            564,221      539,401


Gross advances to customers made by branches
  of the bank and subsidiary companies outside
  Hong Kong
- rest of Asia-Pacific                            264,041      197,433
- Americas/Europe                                      12          679

Gross advances to customers net of suspended
  interest                                        828,274      737,513


An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 16-17 of the Annual Report and Accounts for 2002.

16. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.


                               Banks and
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities    Other     Total

At 31Dec03

Americas
United States                     21,464     58,929   23,304   103,697
Other                             39,840     23,040   20,898    83,778
                                  61,304     81,969   44,202   187,475

Europe
United Kingdom                    81,520         16   31,175   112,711
Other                            253,748      1,567   30,124   285,439
                                 335,268      1,583   61,299   398,150

Asia-Pacific excluding Hong
  Kong                           110,348     37,847   79,558   227,753

At 31Dec02

Americas
United States                     19,273     47,023   27,185    93,481
Other                             32,788     18,052   16,975    67,815
                                  52,061     65,075   44,160   161,296

Europe
United Kingdom                    66,441          -   24,222    90,663
Other                            205,331      6,182   25,357   236,870
                                 271,772      6,182   49,579   327,533

Asia-Pacific excluding Hong
  Kong                           106,014     44,570   52,811   203,395


17. Current, savings and other deposits


Figures in HK$m                            At 31Dec03      At 31Dec02

Customer accounts
- Current accounts                            211,749         150,749
- Savings accounts                            682,412         528,231
- Other deposit accounts                      665,234         710,563

                                            1,559,395       1,389,543

Certificates of deposit in issue               92,521          74,380
Other debt securities in issue                 17,788           9,616

                                            1,669,704       1,473,539


Current, savings and other deposits rose by HK$196.2 billion, or 13.3 per cent, since the end of 2002. At constant exchange rates, the increase was HK$166.8 billion or 11.3 per cent. Customer accounts at constant exchange rates increased by HK$146.0 billion, or 10.5 per cent, since the end of 2002.

In Hong Kong, customer accounts increased by HK$106.8 billion, or 9.7 per cent, since the end of 2002. Personal account balances grew by HK$56.4 billion, or 7.0 per cent, compared with 31 December 2002 while there was a further movement of funds from time deposits to current and savings accounts in both the bank and Hang Seng Bank as customers preferred liquidity in an uncertain and low interest rate environment. Deposits from Commercial, and Corporate, Investment Banking and Markets businesses rose by HK$50.4 billion compared with the end of 2002 mainly in the bank in Hong Kong.

In the rest of the Asia-Pacific region, customer accounts increased by HK$62.7 billion, or 22.3 per cent, since the end of 2002. At constant exchange rates the increase was HK$39.1 billion or 13.9 per cent. Deposits from personal customers grew by 9.8 per cent at constant exchange rates since the end of 2002 with strong growth in the bank in New Zealand following the acquisition of a deposit portfolio from AMP Bank. In addition, there were increases in the bank in China and India and in HSBC Bank Australia. Customer deposits from Commercial Banking business were in line with the end of 2002, while deposits from Corporate, Investment Banking and Markets businesses increased by 28.1 per cent at constant exchange rates, with increases in the bank in China, Taiwan, Korea and HSBC Bank Australia.

The increase in certificates of deposit in issue compared with December 2002 was mainly in the bank in Hong Kong and related to wealth management products launched by the group.

The group's advances-to-deposits ratio declined to 48.8 per cent at 31 December 2003 from 49.0 per cent at 31 December 2002.


18. Reserves


                                               At 31Dec03   At 31Dec02
Figures in HK$m                                               restated

Share premium account                               3,878        3,895
Revaluation reserves
- Premises revaluation reserve                      5,439        6,613
- Investment properties revaluation reserve         1,696        1,973
- Long-term equity investments revaluation
  reserve                                           1,182        1,261
                                                    8,317        9,847
Retained profits                                   37,764       28,952
                                                   49,959       42,694


19. Contingent liabilities, commitments and derivatives


                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount
At 31Dec03
Contingent liabilities
- Acceptances and endorsements          19,355        4,033      3,803
- Guarantees                           122,075      107,562     35,892
- Other                                    130          130        130
                                       141,560      111,725     39,825
Commitments
- Documentary credits and
  short-term
  trade-related transactions            45,038       12,890      8,767
- Forward asset purchases and
  forward forward deposits placed        7,696        7,696      2,665
- Undrawn note issuing and revolving
  underwriting facilities                4,187        2,094      1,686
- Undrawn formal standby facilities,
  credit lines and other commitments:
- one year and over                     55,456       27,728     26,042
- under one year                       554,808            -          -
                                       667,185       50,408     39,160
Exchange rate contracts
- Spot and forward foreign
  exchange                           2,043,936       40,361      9,882
- Other exchange rate contracts        563,533       30,485      8,613
                                     2,607,469       70,846     18,495
Interest rate contracts
- Interest rate swaps                2,715,154       48,890     12,719
- Other interest rate contracts        915,413        1,939        532
                                     3,630,567       50,829     13,251

Other derivative contracts              27,375        5,697      3,777

Impact of counterparty netting
  agreements on derivatives'
  exposure                                   -      (46,347)    (9,564)

                                                     Credit      Risk-
                                      Contract   equivalent   weighted
Figures in HK$m                         amount       amount     amount

At 31Dec02

Contingent liabilities
- Acceptances and endorsements          16,829        3,773      3,522
- Guarantees                            96,698       84,467     35,279
- Other                                     29           29         29
                                       113,556       88,269     38,830
Commitments
- Documentary credits and
  short-term trade-related
  transactions                          40,214       10,515      7,837
- Forward asset purchases and
  forward forward deposits placed        9,683        9,683      1,939
- Undrawn note issuing and revolving
  underwriting facilities                    -            -          -
- Undrawn formal standby facilities,
  credit lines and other
  commitments:
- one year and over                     51,694       25,847     23,696
- under one year                       500,801            -          -
                                       602,392       46,045     33,472
Exchange rate contracts
- Spot and forward foreign
  exchange                           1,840,129       36,126      8,634
- Other exchange rate contracts        435,160       19,512      5,534
                                     2,275,289       55,638     14,168
Interest rate contracts
- Interest rate swaps                1,951,825       46,198     11,489
- Other interest rate contracts        809,638        3,313        749
                                     2,761,463       49,511     12,238

Other derivative contracts               8,231        2,893      1,690

Impact of counterparty netting
  agreements on derivatives'
  exposure                                  -       (45,483)    (9,339)


The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.


Replacement cost of contracts


Figures in HK$m                            At 31Dec03       At 31Dec02

Exchange rate contracts                        42,119           27,319
Interest rate contracts                        39,360           42,034
Other derivative contracts                        601              236
                                               82,080           69,589
Less: netting adjustments                     (31,259)         (33,522)
      cash collateral received                 (2,889)          (2,585)

                                               47,932           33,482


The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio. Cash collateral received represents amounts specifically held against identifiable transactions which meet the offset criteria.


20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded
10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m                                         Net structural position

At 31Dec03

Australia dollar                                                          2,510
India rupee                                                               3,824
Singapore dollar                                                          3,432
United States dollar                                                    (43,558)

At 31Dec02

Singapore dollar                                                          3,491
United States dollar                                                    (39,949)


The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:


                                                    US$ non-structural position

Figures in HK$m                                 At 31Dec03           At 31Dec02

Spot assets                                        985,356              857,174
Spot liabilities                                  (954,240)            (798,744)
Forward purchases                                1,320,615            1,117,731
Forward sales                                   (1,239,787)          (1,071,448)
Net options position                                  (560)                 (35)
                                                   111,384              104,678

21. Reconciliation of operating profit to cash (used in)/generated from operations

Figures in HK$m                                                  2003      2002

Operating profit                                               33,879    33,570
Net interest income                                           (38,738)  (39,645)
Dividend income                                                  (252)     (214)
Depreciation and amortisation                                   2,044     2,084
Provisions for bad and doubtful debts                           3,386     2,251
Advances written off net of recoveries                         (6,183)   (7,113)
Other provisions for liabilities and charges                      641       424
Provisions utilised                                              (445)     (348)
Interest received                                              43,376    47,879
Interest paid                                                 (15,960)  (19,311)

Net cash inflow from trading activities                        21,748    19,577

Change in treasury bills with original term to
  maturity of more than three months                            4,879   (26,570)
Change in placings with banks maturing after
  one month                                                   (22,436)   24,816
Change in certificates of deposit with original term
  to maturity of more than three months                          (286)  (17,717)
Change in securities held for dealing purposes                  5,229   (13,084)
Change in advances to customers                               (82,829)  (42,428)
Change in amounts due from fellow subsidiary
  companies                                                   (35,302)        8
Change in other assets                                        (70,550)  (15,145)
Change in current, savings and other deposit
  accounts                                                    196,165    95,420
Change in deposits by banks                                    22,566    (2,172)
Change in amounts due to fellow subsidiary
  companies                                                       276      (365)
Change in amounts due to ultimate holding company                 (66)      (39)
Change in other liabilities                                    35,290    15,129
Exchange adjustments                                            1,695       825

Cash generated from operations                                 76,379    38,255




22. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the year


Figures in HK$m                                         2003      2002

Balance at 1 January                                 266,407   314,206
Net cash inflow/(outflow) before the effect of
  foreign exchange movements                          33,892   (55,091)
Effect of foreign exchange movements                  11,136     7,292
Balance at 31 December                               311,435   266,407

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

Figures in HK$m                                         2003      2002

Cash in hand and current balances with banks          35,301    29,257
Placings with banks                                  227,100   202,452
Treasury bills                                        43,906    32,887
Certificates of deposit                                5,128     1,811
                                                     311,435   266,407

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

Figures in HK$m                                         2003      2002

Cash consideration                                      (833)     (183)
Cash and cash equivalents acquired                        38         7
                                                        (795)     (176)

d. Analysis of net outflow of cash and cash equivalents in respect of sale of subsidiary companies

Figures in HK$m                                         2003      2002

Sale proceeds                                              -         1
Cash and cash equivalents transferred                      -        (1)
                                                           -         -


23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.


Profit and loss account:


                                         Rest of   Americas/
Figures in HK$m         Hong Kong   Asia-Pacific      Europe     Total

Year ended 31Dec03

Interest income            39,809         17,714         699    58,222
Interest expense          (10,080)        (8,808)       (596)  (19,484)
Net interest income        29,729          8,906         103    38,738
Dividend income               239              9           4       252
Fees and commissions
  receivable               11,561          4,871           2    16,434
Fees and commissions
  payable                  (1,497)        (1,249)        (50)   (2,796)
Dealing profits             1,923          2,104          (3)    4,024
  Rental income from
  investment
  properties                  220              -           -       220
Other                       4,801            722           4     5,527
Operating income           46,976         15,363          60    62,399
Operating expenses        (16,296)        (8,728)        (34)  (25,058)
Operating profit before
  provisions               30,680          6,635          26    37,341
Provisions for bad and
  doubtful debts           (3,098)          (321)         33    (3,386)
Provisions for
  contingent
  liabilities
  and commitments             (51)           (25)          -       (76)
Operating profit           27,531          6,289          59    33,879
Profit on tangible
  fixed assets
  and long-term
  investments                 779            110         124     1,013
Surplus/(deficit) on
  property
  revaluation                (262)            28           -      (234)
Share of profits less
  losses of associated
  companies                   139              -           -       139
Profit on ordinary
  activities before tax    28,187          6,427         183    34,797
Tax on profit on
  ordinary activities      (3,612)        (1,760)        (15)   (5,387)
Profit on ordinary
  activities after tax     24,575          4,667         168    29,410
Minority interests         (3,613)             -           -    (3,613)
Profit attributable to
  shareholders             20,962          4,667         168    25,797

Profit and loss account:

                                         Rest of   Americas/
Figures in HK$m         Hong Kong   Asia-Pacific      Europe     Total

Year ended 31Dec02

Interest income            44,819         16,468         521    61,808
Interest expense          (13,314)        (8,399)       (450)  (22,163)
Net interest income        31,505          8,069          71    39,645
Dividend income               198             13           3       214
Fees and commissions
  receivable               10,680          4,313           7    15,000
Fees and commissions
  payable                  (1,433)        (1,082)        (15)   (2,530)
Dealing profits               675          1,807          (1)    2,481
Rental income from
  investment properties       238              1           -       239
Other                       3,633            393           -     4,026
Operating income           45,496         13,514          65    59,075
Operating expenses        (15,830)        (7,393)        (31)  (23,254)
Operating profit before
  provisions               29,666          6,121          34    35,821
Provisions for bad and
  doubtful debts           (1,921)          (330)          -    (2,251)
Provisions for
  contingent
  liabilities
  and commitments            (106)           106           -         -
Operating profit           27,639          5,897          34    33,570
Profit on tangible
  fixed assets and
  long-term investments       375              2           -       377
Surplus/(deficit) on
  property revaluation       (385)            14           -      (371)
Share of profits less
  losses of associated
  companies                    85              -           -        85
Profit on ordinary
  activities before tax    27,714          5,913          34    33,661
Tax on profit on
  ordinary activities      (3,216)        (1,510)         (8)   (4,734)
Profit on ordinary
  activities after tax     24,498          4,403          26    28,927
Minority interests         (3,757)            (3)          -    (3,760)
Profit attributable to
  shareholders             20,741          4,400          26    25,167


Interest income and interest expense include intra-group interest of HK$2,452 million (2002: HK$2,614 million). Fees and commissions receivable and fees and commissions payable include intra-group fees of HK$179 million (2002: HK$128 million). Other operating income and operating expenses include intra-group items of HK$1,034 million (2002: HK$759 million).


24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.


Figures in HK$m                             At 31Dec03      At 31Dec02^

Composition of capital

Tier 1:
Shareholders' funds                            110,012          92,444
Less: proposed dividends                        (8,450)         (3,500)
      property revaluation reserves             (7,135)        (10,240)
      long-term equity investments
        revaluation reserve                     (1,182)         (1,290)
      term preference shares                    (3,882)         (3,899)
      goodwill                                    (961)           (633)
Minority interests^^                            15,470          14,423
Total qualifying tier 1 capital                103,872          87,305

Tier 2:
Property revaluation reserves (@70%)^^^          4,994           7,168
Long-term equity investments revaluation
  reserve (@70%)                                   827             904
General provisions                               4,138           4,238
Perpetual subordinated debt                      9,316          12,282
Term subordinated debt                           2,099           2,632
Term preference shares                           3,882           3,899
Total qualifying tier 2 capital                 25,256          31,123

Investments in associated companies             (1,443)         (1,499)
Investments in unconsolidated subsidiary
  companies                                     (4,812)         (2,766)
Investments in other banks                        (501)           (559)
Total capital                                  122,372         113,604

Risk-weighted assets                         1,008,824         895,496

^Prior year comparatives have not been restated on adoption of SSAP 12.

^^After deduction of minority interests in unconsolidated subsidiary companies.

^^^Balance at 31 December 2002 was capped at 31 December 1998 amount.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of
Adequate Capital Against Market Risks' are as follows:

                                     At 31Dec03             At 31Dec02

Total capital                              12.1%                  12.7%

Tier 1 capital                             10.3%                   9.8%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risks are as follows:

Total capital                              11.9%                  12.4%

Tier 1 capital                             10.1%                   9.5%

25. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the
Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong
Kong.
                                                       2003      2002

The average liquidity ratio for the
  year was as follows:

Hong Kong branches of the bank                         49.0%     51.1%


26. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2003 and updated for any material changes at 31 December 2003. The basis of the valuation for premises was open market value for existing use or, in the case of one specialised building, depreciated replacement cost. The basis of the valuation for investment properties was open market value. The bases of valuation are unchanged from those used at 31 December 2002.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 90.3 per cent by value of the group's properties subject to valuation, were valued by Chesterton Petty Limited. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in six other countries, which represent
6.3 per cent by value of the group's properties, were valued by different independent professionally qualified valuers. The valuations of the remaining properties have been reviewed by local management.

The September property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2003, have resulted in a decrease in the group's revaluation reserves of HK$1,397 million (of which a decrease of HK$1,335 million was taken to reserves in June 2003), net of deferred tax, and a charge to the profit and loss account before taxation of HK$234 million (of which a charge of HK$322 million was included in the profit and loss account in June
2003).

27. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2002 except for the accounting and disclosure for deferred taxes which have been amended in accordance with Hong Kong Statement of Standard Accounting Practice 12 (SSAP 12) (Revised) on 'Income taxes'.

In the current year, the group has adopted SSAP 12 (Revised). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, that is, a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated as follows:


Profit and loss account


                                        Tax on profit
                                          on ordinary         Minority
Figures in HK$m                            activities        interests

Year ended 31Dec02
Under previous policy                           4,024            3,782
Adoption of SSAP 12                               710              (22)
Under new policy                                4,734            3,760



Consolidated balance sheet


                                                                               Investment
                                                                                       in
Figures in HK$m     Other         Other    Minority   Revaluation   Retained   associated
                   assets   liabilities   interests      reserves    profits    companies

At 31Dec02
Under previous
  policy          106,606       135,516      17,241        11,530     28,579        1,499
Adoption
  of SSAP 12          976         2,467        (181)       (1,683)       373            -
Under new
  policy          107,582       137,983      17,060         9,847     28,952        1,499

Figures in HK$m      Deferred tax assets      Deferred tax liabilities

At 31Dec03                         1,668                         3,101

At 31Dec02                         1,305                         3,191


28. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

29. Constant exchange rates

When reference to constant exchange rates is made, prior and current year data, as expressed in the functional currencies of the group's operations, have been translated into Hong Kong dollars using the same exchange rates for both years.

30. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2003 which were approved by the Board of Directors on 1 March 2004 and will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004. The Annual Report and Accounts for the year ended 31 December 2003, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com, on or after 31 March 2004.

31. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 March 2004